Schedule I
Amended November 23, 2021

Fund	Index Provider(s)	Index
AlphaClone Alternative Alpha ETF	AlphaClone, Inc.	AlphaClone Hedge Fund Masters Index
Roundhill Acquirers Deep Value ETF	Acquirers Funds LLC	Acquirers Deep Value Index
Loncar Cancer Immunotherapy ETF	Loncar Investments, LLC	Loncar Cancer Immunotherapy Index
Loncar China BioPharma ETF	Loncar Investments, LLC	Loncar China BioPharma Index
NETLease Corporate Real Estate ETF	Fundamental Income Strategies, LLC	Fundamental Income Net Lease Real Estate Index
PSYK ETF	Elemental Advisors LLC	Enhanced Consciousness Index
Blue Horizon BNE ETF	Blue Horizon Capital LLC	Blue Horizon New Energy Economy 100 Index
ETFB Green SRI REITs ETF	FTSE Russell and IdealRatings, Inc.	FTSE EPRA Nareit IdealRatings Developed REITs Islamic Green Capped Index